ASX/Media RELEASE	31 October 2005

pSivida Quarterly Cashflow - September 2005
Commentary and Highlights

Global bio-nanotech company pSivida Limited, is pleased to release its quarterly cashflow statement for the period ending 30th September 2005.

Post Quarter Highlights and Announcements

First Licence agreement for BrachySilTM
pSivida signed a Licence with Beijing Med-Pharm Corporation (BJGP:PK) for the clinical development, marketing and distribution of pSivida’s lead product, BrachySilTM, in China. The Licence includes upfront and milestone payments in excess of US$2m and royalties ranging up to 30%, depending upon level of sales, payable to pSivida by Beijing Med-Pharm. China has the highest incidence of primary liver cancer in the world with over 345,000 estimated new cases per annum (Globocan), representing 55% of total worldwide cases. Beijing Med Pharm is the only non-Chinese company with pharmaceutical distribution rights in China via its purchase in December 2004 of Beijing Wanwei Pharmaceutical Ltd, a pharmaceutical distributor covering the bulk of Beijing's hospitals. In an historic event, this purchase was approved by the Ministry of Commerce of the People's Republic of China on October 18, 2005.

Planned acquisition of Control Delivery Systems
pSivida entered into a definitive merger agreement to acquire Control Delivery Systems (CDS), a US based drug delivery company, with the potential to create a global bio-nanotech company specializing in drug delivery, with revenues from existing products and generating long-term value through its diversified late-stage product portfolio. The planned acquisition, an integral part of pSivida’s on-going US growth strategy, will bring additional development and regulatory expertise to pSivida’s management team. This combination also provides pSivida with an operating base in the Boston biotech hub, enhancing its overall visibility as well as access to the US scientific and investment communities.

CDS recorded revenues in FY2005 of AU$11m, with revenues expected in the current financial year from the sale of RetisertTM, an intravitreal drug implant for the treatment of Uveitis that threatens the eyesight of an estimated 175,000 people in the US and an estimated 800,000 people worldwide. RetisertTM is marketed by Bausch & Lomb and was recently given approval for full Medicare rebate in the US.

Commencement of Phase IIb liver cancer trials for BrachySil™
Phase IIb clinical trials commenced with BrachySil™ (32-P BioSilicon™) as a potential new brachytherapy treatment for inoperable primary liver cancer (hepatocellular carcinoma, HCC). The first patient has successfully received treatment at Singapore General Hospital using a new fine-gauge needle multi-injection device which will enable for the first time, larger and also multiple tumors to be treated. A total of 50 patients will be entered into this multi-centre trial which will be conducted in Singapore, Malaysia and Vietnam. BrachySil™ trials for pancreatic cancer will commence in the first quarter of 2006.

pSivida rings Closing Bell at NASDAQ
pSivida CEO, Mr Gavin Rezos, presided over the NASDAQ Closing Bell Ceremony at the Times Square NASDAQ Market site in New York city. pSivida listed on a Level 2 American Depositary Receipt (ADR) programme on the NASDAQ National Market in January 2005 in which Citigroup was selected as the Depositary Bank to administer the ADR programme. The number of ADR’s on issue has more than quadrupled over this period reflecting the greater visibility the Company has achieved in the US, the world’s largest healthcare and investment markets.

pSivida secured additional US$15m funding
Castlerigg Master Investments, a New York based institutional investor, signed an agreement with pSivida to purchase US$15m (AU$20m) of Subordinated Convertible Debentures convertible into PSDV ADR’s at an initial conversion price of US$7.10 (AU$0.95) per ordinary share. The proceeds of the issuance are expected to be used for the expanded development of pSivida’s platform technology, BioSiliconTM.

Highlights and Announcements for the Quarter

pSivida completes manufacturing infrastructure for BrachySil™ Cancer Therapy
pSivida’s manufacturing partner QSA, has completed the construction and validation of a state-of-the-art cleanroom facility, dedicated to the supply of pSivida’s lead cancer therapy BrachySil™, at QSA’s Auriga Medical™ facility in Braunschweig, Germany. This GMP facility will fulfil the final process in the manufacture of BrachySil™ for future clinical and commercial use, and represents the crucial final stage in establishing the manufacturing and supply infrastructure to support BrachySil™ as it advances through clinical trials towards the market.

Collaboration with Cirrus Pharmaceuticals
pSivida signed a contract with US based Cirrus Pharmaceuticals, Inc. to accelerate and expand development of a number of specific drug candidates formulated in BioSiliconTM to expand a BioSiliconTM product pipeline of reformulated drugs. The development contract has an initial extendable term of one year and provides a dedicated team of scientists from Cirrus Pharmaceuticals. The relationship has been established to generate new products based on reformulating existing specific generic and proprietary drugs and their delivery utilizing BioSiliconTM. To the extent that such new reformulations or delivery demonstrate improved efficacy, safety and/or compliance as compared to the original product, then pSivida will be able to claim patent protection on its new products. All intellectual property developed through this collaboration relating to BioSiliconTM will be wholly owned by pSivida.

5th US Patent granted - monodispersed porous silicon particles
pSivida has been granted a 5th patent in the important US market. US Patent Number 6,929,950 provides for the classification of porous silicon into monodispersed particles with a tight size distribution. The classification into defined size distributions is a key attribute of many micro-engineered particle products. This patent provides an important manufacturing aspect to the pSivida portfolio as it covers additional dimensions in the formulation of drug delivery products. The successful manufacture of ‘monodisperse’ systems not only enables improved control and flexibility in drug delivery to patients but it also makes the regulatory registration process simpler as the product offers better definition and less variability.

pSivida becomes the founding member of the NASDAQ Health Care Index
pSivida’s inclusion on the Health Care Index is recognition of pSivida’s increased visibility in the US, the world’s largest health care and financial market, and follows its recent listing on the Merrill Lynch Nanotechnology Index. The NASDAQ Health Care Index is a market value weighted index that contains NASDAQ-listed companies classified, according to the FTSE Global Classification System, as "Health", "Pharmaceutical" or "Biotechnology". These classifications include health maintenance organisations, hospital management and long-term care, medical equipment and supplies, other health care, biotechnology, and pharmaceutical companies.

pSivida appoints two US based Non-executive Directors
Dr David J Mazzo was appointed as a Non-executive Director of the company, based in New Jersey, USA. He is President and CEO of Chugai Pharma USA, part of the Roche group of companies, and is a subsidiary of Chugai Pharmaceutical Company Limited (Japan), a global research-based pharmaceutical company with sales in 2001 of US$1.7 billion. Dr Mazzo brings his significant business development experience and pharmaceutical network to the Board and is recognized for his strong scientific and regulatory expertise with broad technical and managerial experience gained from working in a variety of multi-cultural and multi-lingual environments in the US, Europe and Asia.

Mr Michael W Rogers was appointed as a Non-executive Director of the company, based in Massachusetts, USA. He is the Executive Vice-President, Chief Financial Officer and Treasurer of Indevus Pharmaceuticals Incorporated, a biopharmaceutical company based in Lexington, MA. which is engaged in the acquisition, development and commercialisation of products targeting certain medical specialty areas including urology and infectious diseases. Mr Rogers brings his significant financing, acquisition, investment banking and partnering experience relating to pharma and biotech companies to the pSivida Board and will Chair the Audit Committee.

pSivida closes ADR PIPE after raising US$4.3m
pSivida raised US$4.3m (AU$5.7m) before costs via the private placement of 665,000 ADR’s to predominantly US investors at US$6.50 (AU$8.61) each, with each ADR representing 10 ordinary shares. New York based Securities Dealers, Hunting Party Securities Ltd placed the ADR’s which was structured as a PIPE (Private Investment in Public Equity) and limited to the aforementioned amount given the recent announcement of a potential acquisition. The ADR’s have an attached 1 for 10, 3 year warrant exercisable for US$12.50 per ADR. The ADR’s will become tradable on NASDAQ upon filing of a registration statement by pSivida with the Securities and Exchange Commission which is expected to take up to 120 days in view of the potential acquisition.

-ENDS-

Released by:

pSivida Limited Brian Leedman Investor Relations pSivida Limited Tel: + 61 8 9226 5099 brianl@psivida.com	US Public Relations Beverly Jedynak President Martin E. Janis & Company, Inc Tel: +1 (312) 943 1100 ext. 12 bjedynak@janispr.com	UK & Europe Public Relations Mark Swallow, PhD / Helena Podd Citigate Dewe Rogerson Tel: +44 (0)20 7282 2948 / 2867 mark.swallow@citigatedr.co.uk

NOTES TO EDITORS:

pSivida Limited
pSivida is a global bio-nanotech company committed to the biomedical sector and the development of products in healthcare. The company’s focus is the development and commercialisation of a modified form of silicon (porosified or nano-structured silicon) known as BioSilicon™.

pSivida owns the intellectual property pertaining to BioSilicon™ for use in or on humans and animals. The IP portfolio consists of 29 patent families, 34 granted patents and over 80 patent applications. The core patent, which recognises BioSilicon™ as a biomaterial was granted in the UK in 2000 and in the US in 2001.

pSivida is listed on NASDAQ (PSDV), the Australian Stock Exchange (PSD) and in Germany on the Frankfurt Stock Exchange on the XETRA system (German Symbol: PSI. Securities Code (WKN) 358705). pSivida’s shares also trade in the United Kingdom on the OFEX International Market Service (IMS) under the ticker symbol PSD. pSivida is a founding member of the NASDAQ Health Care Index and the Merrill Lynch Nanotechnology Index.

The Company's strategic partner and largest shareholder is QinetiQ, a leading international defence, security and technology company, formed in July 2001 from the UK Government's Defence Evaluation & Research Agency (DERA).  QinetiQ was instrumental in discovering BioSilicon(TM) and pSivida enjoys a strong relationship with it having access to its cutting edge research and development facilities. For more information on QinetiQ visit www.QinetiQ.com

For more information visit www.psivida.com